UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

THE PEP BOYS – MANNY, MOE & JACK

(Name of Subject Company)

THE PEP BOYS – MANNY, MOE & JACK

(Names of Persons Filing Statement)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

713278109

(CUSIP Number of Class of Securities)

Brian D. Zuckerman
SVP - General Counsel & Secretary

The Pep Boys – Manny, Moe & Jack

3111 W. Allegheny Ave.

Philadelphia, PA 19132

(215) 430-9169
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

James W. McKenzie, Jr.

Colby Smith
Morgan, Lewis & Bockius LLP
1701 Market St.
Philadelphia, PA 19103-2921

(215) 963-5000

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following documents relating to the proposed acquisition of The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Company”), by TAJ Acquisition Co., a Pennsylvania corporation (“Merger Sub”) and wholly-owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“Parent”), pursuant to the Agreement and Plan of Merger, dated October 26, 2015, by and among the Company, Parent and Merger Sub:

•                  Exhibit A:    Social Media Messaging

Additional Information

The tender offer described in this document (the “Offer”) has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company or any other securities. On the commencement date of the Offer, Parent and Merger Sub will file a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read both the Tender Offer Statement and the Solicitation/Recommendation Statement regarding the Offer, as they may be amended from time to time, when they become available because they will contain important information. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Those materials and all other documents filed by the Company, Parent or Merger Sub with the SEC will be available both at no charge on the SEC’s web site at www.sec.gov and may be obtained for free by directing requests to the Company.

Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or they may use future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; stockholder litigation in connection with the transaction resulting in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended January 31, 2015 and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Parent and Merger Sub and the Solicitation/Recommendation Statement to be filed by the Company. The Company undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

Exhibit A

SOCIAL MEDIA MESSAGING

Date:	10/27
Event:	Announcement

LinkedIn:

Official statement in the form of an update:

- “Yesterday, Bridgestone announced an agreement to acquire Pep Boys. Together our companies have 200 years of automotive aftermarket experience to provide you with the industry-leading tires and services you want when you need them. Important Information: [LINK to press release]”

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only to expectations and beliefs concerning future events, approvals and transactions held as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements are based on current expectations and assumptions that involve a number of known and unknown risks, uncertainties and other factors generally beyond the control of management which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, the ability to achieve anticipated benefits and the general risk associated with the respective businesses and operating results of BSRO and Pep Boys. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov.  The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of Pep Boys’ common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169.